             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        Schedule 13G
          Under The Securities Exchange Act of 1934

                     (Amendment No. 1 )

                        Conolog Corp
_______________________________________________________________
                      (Name Of Issuer)
            Common Stock, par value $1.00 per share
______________________________________________________
                  (Title of Class of Securities)
                          208254102
                      ____________________
                       (Cusip Number)


(Continued on the following page(s))

                                              Page 1 of 6 Pages

CUSIP No.  208254102                  13G
Page 2 of 6 Pages
Conolog Corp
1          NAME OF REPORTING PERSON
           S.S.  OR  I.R.S  IDENTIFICATION NO. OF ABOVE PERSON.
           The Chase Manhattan Corporation  13-2624428      - CMC
           The Chase Manhattan Bank         13-4994650      - CMB

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (A)
                                                   (B)
3          SEC USE ONLY


4          CITIZENSHIP OR PLACE OF ORGANIZATION
           CMC - Delaware
           CMB -New York

NUMBER     5    SOLE VOTING POWER
OF              CMC    - 0
SHARES          CMB    - 0

BENEFICIA  6    SHARED VOTING POWER
LLY             NONE
OWNED BY
EACH       7    SOLE DISPOSITIVE POWER
REPORTING       CMC    - 0
PERSON          CMB    - 0

WITH       8    SHARED DISPOSITIVE POWER
                NONE

 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                             CMC - 0
                             CMB - 0
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES *

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               CMC -  0 %
               CMB -  0 %
12         TYPE OF PERSON REPORTING*
                             CMC - HC
                             CMB - BK



* SEE INSTRUCTION BEFORE FILLING OUT!

Conolog Corp.

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                     Schedule 13G Under
             The Securities Exchange Act of 1934

                      (Amendment No. 1)


Item 1(a).Name of Issuer:            Conolog Corp.
Item 1(b).Address of Issuer:         5 Columbia Road
                                     Somerville,NJ 08876

                                    Principal Executive Officer:
                                    Robert S. Benou, President


Item 2(a).                          Name of Person Filing:   This
                                    notice is filed by The Chase
                                    Manhattan Corporation (CMC)
                                    and its wholly owned
                                    subsidiary, The Chase
                                    Manhattan Bank (CMB).


Item 2(b).                          Address of Principal Business
                                    Office: CMC  270 Park Avenue
                                            New York, NY 10017

                                            CMB  270 Park Avenue
                                            New York, NY 10017
Item 2(c).     Citizenship:             CMC - Delaware
                                        CMB - New York

Item 2(d). Title of Class of Securities: Common Stock, par value $1.00 per share

Item 2(e).     CUSIP Number:            208254102

                             Conolog Corp.


Item 3.         If this statement is filed pursuant to Rules 13d-
     1(b), or 13d-2(b), check whether the person filing is a:

            (a) [   ] Broker or dealer registered under Section
            15 of the Act.

            (b) [ X ] Bank as defined in Section 3(a)(6) of the
            Act.

            (c) [   ] Insurance Company as defined in Section
            3(a)(19) of the Act.

            (d) [   ] Investment Company registered under Section
            8 of the Investment Company Act.

            (e) [   ] Investment Adviser registered under Section
            203 of the Investment Advisers Act of 1940.

            (f) [   ] Employee Benefit Plan, Pension Fund which
            is subject to the provisions of the Employee
            Retirement Income Security Act of 1974 or endowment
            Fund [see Section 240.13d-1(b)(1)(ii)(F)].

            (g) [ X ] Parent Holding Company, in accordance with
            Section 240.13d-1(b)(ii)(G).

            (h) [   ] Group, in accordance with Section 240.13d-
            1(ii)(H).

Item 4.   Ownership:

          (a)  Amount Beneficially Owned:    CMC - 0
                                             CMB - 0
                                  (b)  Percent of Class:
                                             CMC - 0
                                             CMB - 0
          (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote:
                         CMC    -   0
                         CMB    -   0
              (ii)  Shared power to vote or to direct the vote: 0

                                        Conolog Corp.


             (iii)  Sole power to dispose or to direct the
          disposition of:
                         CMC    -  0
                         CMB    -  0

              (iv) Shared power to dispose or to direct the disposition of: 0



Item 5.      Ownership of Five Percent or Less of a Class:
             Yes

Item 6.      Ownership of More than Five Percent on Behalf of
      Another Person:

      Not Applicable


Item 7.      Identification and Classification of the Subsidiary
      Which Holds the Security Being Reported on by the Parent
      Holding Company:

      Pursuant to Rule 13(d) - 1 (c): This notice is filed on behalf of both CMC and its subsidiary, CMB. In lieu of attaching an exhibit hereto, the identity of CMB is as set forth on the cover page hereof. CMB is classified as a bank, as such term is defined in Section (3)(a)(6) of the Securities Exchange Act of 1934, as amended,

Item 8.      Identification and Classification of Members of this
      Group:

      Not applicable.

Item 9.      Notice of Dissolution of Group:

      Not applicable.

                       Conolog Corp.



Item 10.  Certification:

      By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature:       After reasonable inquiry and to the best of my
        knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated: May 28, 1997




   THE CHASE MANHATTAN BANK      THE CHASE MANHATTAN CORPORATION


     /s/  Allan Nemethy                   /s/   Anthony J. Horan
----------------------------            -------------------------
          Trust Officer                       Corporate Secretary




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